UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 27, 2018

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk files for regulatory approval of long-acting factor VIII (N8-GP) in the US and the EU for treatment of haemophilia A

Bagsværd, Denmark, 27 February 2018 – Novo Nordisk today announced the submission of a Biologics License Applications (BLA) to the US Food and Drug Administration (FDA) and a Marketing Authorisation Application (MAA) to the European Medicines Agency (EMA) for N8-GP, an extended half-life factor VIII for treatment of people with haemophilia A.

The submission is based on results from the pathfinder clinical trial programme. The pathfinder programme included more than 250 people with haemophilia A and investigated efficacy and safety of N8-GP in adults and children as well as people undergoing surgery. In the trial, adults treated prophylactically with N8-GP every fourth day experienced a median annualised bleeding rate of 1.3 episodes compared to 30.9 episodes for people treated on-demand. Paediatric participants experienced a median annualised bleeding rate of 1.95 episodes when administered twice weekly. In the surgery trial, all surgeries were effectively performed with N8-GP, and clinical efficacy evaluated by haemostatic response was reported as ‘excellent’ or ‘good’ in 43 out of the 45 performed surgeries.

Across the pathfinder clinical trial programme, N8-GP demonstrated a safe and well- tolerated profile.

“We are excited to file the regulatory application for long-acting N8-GP in the US and EU,” said Mads Krogsgaard Thomsen, executive vice president and chief science officer of Novo Nordisk. “Based on the results from the global pathfinder clinical trial programme, we believe N8-GP can reduce the burden of treatment by decreasing the number of intravenous infusions while achieving the benefits in terms of efficacy and safety for people with haemophilia A.”

About N8-GP

N8-GP (turoctocog alfa pegol) is a glycopegylated form of turoctocog alfa designed for prolonged half-life. The site specific glycopegylation is within the truncated B-domain. N8-GP is a B-domain modified form of turoctocog alfa and hence the active factor VIII generated by thrombin activation is identical to both activated endogenous FVIII and turoctocog alfa.

About the pathfinder phase 3a clinical trial programme

The pathfinder programme included more than 250 people with haemophilia A and investigated safety and efficacy of N8-GP, treatment of bleeds, prophylaxis and surgery, in adults as well as children.

Pathfinder 2 was a global trial evaluating safety and efficacy of N8-GP, when administered for prophylaxis and on-demand treatment in people with haemophilia A, who are 12 years or older. 175 people were treated with a prophylactic regimen of 50 IU/kg every fourth day, and 12 people received on-demand treatment. People were treated for up to 21 months, resulting in median annualised bleeding rates of 1.3 and 30.9 episodes for people treated prophylactically and on-demand, respectively. The pharmacokinetic data documented a single dose half-life of 18.4 hours and a mean trough level of 4% measured immediately before next dose for people on prophylaxis treatment.

Pathfinder 3 was a surgery trial which was performed as an open-label, multi-national trial evaluating the efficacy and safety of N8-GP when administered for perioperative management in previously treated patients with severe haemophilia A who were 12 years or older. The trial included 33 people who underwent 45 major surgeries. People received a single preoperative dose of N8-GP, at a median of 51 IU/kg. All surgeries were effectively performed with N8-GP, and clinical efficacy evaluated by haemostatic response was reported as ‘excellent’ or ‘good’ in 43 out of the 45 performed surgeries. N8-GP appeared to have a safe and well-tolerated profile.

Pathfinder 5 was a paediatric trial which was performed as a global trial evaluating safety and efficacy for N8-GP, when administered for prophylaxis in previously treated children with haemophilia A, who were between 0 to 11 years old. In the trial, 34 children 0-5 years of age and 34 children 6-11 years of age received prophylactic treatment and treatment of bleeding episodes. All children were treated with a regimen of 50-75 IU/kg twice weekly for 26 weeks. Median annualised bleeding rates of 1.95 episodes were obtained in the trial. N8-GP appeared to have a safe and well-tolerated profile.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 42,100 people in 79 countries and markets its products in more than 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Christina Kjær	+45 3079 3009	cnje@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 21 / 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 27, 2018	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer